

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

Via E-mail
Gary Sidorsky
Chief Financial Officer
American Defense Systems, Inc.
420 McKinney Pkwy
Lillington, NC 27546

> **Re:** **American Defense Systems, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 001-33888**

Dear Mr. Sidorsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 27

1. For clarity, please consider using comparative tables, along with accompanying narrative disclosures, in this section.

2. As a related matter, please revise your explanations to include not only the sources or reasons for each change, but also the amounts contributed by each item. For example, in your explanation of the year over year decrease in general and administrative expenses, you cite the relocation to Lillington, NC in July 2011, lower general liability insurance due to decreased sales, a bad debt expense recovery in the third quarter of 2011, reduction in employee benefits related to reduced headcount, and a reduction in travel expenses, but you

do not give the amounts attributable to each item. Please review all explanations and make all appropriate revisions.

Item 15(b) Exhibits, page 33

3. You indicate in footnote 22 that Exhibits 10.50 and 10.51 were previously filed as exhibits to your Form 10-K filed on March 28, 2010. However, these exhibits were included in your Form 8-K filed on March 28, 2011. Please revise.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

4. Please tell us why you have not included the loss related to the settlement of litigation of $45,000 within operating loss. Similarly, please tell us why you have not included the accrual of an estimated loss on settlement of litigation of $50,000 within operating loss during the quarterly period ended June 30, 2012. Since both of these matters appear to involve disputes arising from termination of employment, we believe the related settlement costs should be included in your operating expenses.

Note 7 – Mandatorily Redeemable Series A Convertible Preferred Stock and Warrant Liabilities, page F-20

5. It appears that your March 22, 2011 Redemption Agreement constitutes a troubled debt restructuring as such term is defined in ASC 470-60-20. As such, please revise your narrative here to describe this troubled debt restructuring, and include a description of your accounting for the transaction in accordance with the methodology set forth in ASC 470-60-35.

6. As a related matter, your disclosures should be further enhanced by providing the disclosures required under ASC 470-60-50. Specifically, please include disclosure either here or on the face of your financial statements to state the per-share amount of the aggregate gain on this troubled debt restructuring.

General

7. We note that you filed a Form 10-K/A on May 14, 2012 to include the disclosures required by Part III of Form 10-K which were omitted from your original filing in reliance on General Instruction G.(3) of Form 10-K. We also note that you did not comply with the 120-day period set forth in such instruction. Please confirm that in future filings, to the extent that you omit information in reliance on General Instruction G.(3) of Form 10-K, that you will comply with the 120-day period set forth in such instruction. Please also confirm your understanding that you are considered an untimely filer and you would therefore be eligible

to use Form S-3 only after you subsequently file your Exchange Act reports on a timely basis for 12 calendar months after the original Form 10-K due date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 if you have questions on legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief